UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Ciber, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

0000918581
(CUSIP Number)

BRADLEY S. VIZI
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(424) 253-1775

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,957,961
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,957,961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,957,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 741,656
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 741,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,535,195
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,535,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.11%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,234,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,234,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,234,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,234,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,234,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,234,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,234,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,234,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,234,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,234,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,234,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,234,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,234,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,234,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,234,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,234,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,234,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,234,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Richard A. Genovese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 0000918581

1	NAME OF REPORTING PERSON Melvin L. Keating
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 0000918581

The following constitutes Amendment No. 5 (the “Amendment No. 5”) to the Schedule 13D filed by the undersigned on February 7, 2017 (the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners Special Opportunities, L.P. III, a Delaware limited partnership (“Legion Partners Special III”);

(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II, and Legion Partners Special III;

(v)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II, and Legion Partners Special III;

(vi)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(viii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(ix)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(x)	Richard A. Genovese, as a nominee for election to the Board of Directors of the Issuer (the “Board”); and

(xi)	Melvin L. Keating, as a nominee for election to the Board and collectively with Mr. Genovese (the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212. The principal business address of Mr. Genovese is 4024 Harlanwood Drive, Fort Worth. Texas 76109. The principal business address of Mr. Keating is 46 Four Seasons Drive, North Caldwell, New Jersey 07006.

CUSIP NO. 0000918581

(c)           The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special III is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special III.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special III.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC.  The principal occupation of each of Messrs. Vizi, Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal occupation of Mr. Genovese is serving as an independent advisor/consultant and personal investment manager. The principal occupation of Mr. Keating is serving as a consultant, providing investment advice and other services to private equity firms.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Vizi, Kiper, White, Genovese and Keating is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 8,957,961 Shares owned directly by Legion Partners I is approximately $11,290,796, including brokerage commissions.  The aggregate purchase price of the 741,656 Shares owned directly by Legion Partners II is approximately $1,021,340, including brokerage commissions.  The aggregate purchase price of the 2,535,195 Shares owned directly by Legion Partners Special III is approximately $5,085,807, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 9, 2017, the Reporting Persons delivered a letter to the Issuer (the “Nomination Letter”) nominating the Nominees, as set forth therein, for election to the Board at the Issuer’s 2017 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).

CUSIP NO. 0000918581

The Reporting Persons submitted the Nomination Letter because the Reporting Persons believe the Nominees are highly qualified candidates with relevant credentials and skill-sets, including implementing corporate governance best practices, who will be vital in evaluating and executing on initiatives to unlock value at the Issuer, as evidenced by their bios below.

The Reporting Persons intend to engage in discussions with management, the Board and shareholders of the Issuer regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally in the hopes of avoiding a contested election at the Annual Meeting.

Richard A. Genovese is currently serving as an Independent Advisor/Consultant and a personal investment manager.  Previously, Mr. Genovese served as President of The New Managed Services Business Unit at ServiceSource International, Inc., a global leader in recurring revenue management, from August 2014 until September 2014.  From February 2012 to January 2014, Mr. Genovese served as the Chief Operating Officer and Executive Vice President of Ciber and as its Executive Vice President of North American Operations from September 2011 to February 2012.  Prior to joining Ciber, Mr. Genovese worked at various technology and consulting leaders including IBM, Price Waterhouse Coopers (PWC) and Electronic Data Systems (EDS). At IBM, he served as General Manager of Application Services for the Americas, the largest offering group within IBM’s Global Business Services. Prior to that, he was General Manager of the IBM Business Process Outsourcing practice for the Americas and also Managing Partner for the Global Business Services Communications sector. He joined IBM through its acquisition of PWC in 2002, where he was Managing Partner of Business Process Outsourcing for the Americas, and Managing Partner for the Global Energy Consulting Practice. At PWC, Mr. Genovese was admitted as a partner in 1990. He began his career at EDS, where he was a principal. He earned a Bachelor of Science from Loyola University.

The Reporting Persons believe Mr. Genovese’s over 30 years of business development and senior operating leadership experience at technology and consulting leaders will make him a valuable addition to the Board.

Melvin L. Keating has been a consultant, providing investment advice and other services to private equity firms, since November 2008.  Mr. Keating also currently serves on the boards of directors of Red Lion Hotels Corporation, since July 2010, including as Chairman of the Board from May 2013 to 2015, MagnaChip Semiconductor, Ltd., since August 2016, and Agilysys Inc., since September 2015.  From December 2005 to September 2008, Mr. Keating served as the Chief Executive Officer of Alliance Semiconductor Corporation, a worldwide manufacturer and seller of semiconductors, and as its President from March 2006 to September 2008. Prior to that, Mr. Keating served as a Strategy Consultant for Warburg Pincus Equity Partners for seven years, where he provided acquisition and transactional advice, as President and Chief Executive Officer of Sunbelt Management, a billion dollar private company, and as Chief Financial Officer of Quovadx, Inc.  Mr. Keating previously served as a director of the following companies: API Technologies Corp., Integrated Silicon Solutions Inc, Tower Jazz Semiconductor, Price Legacy Corp, Aspect Medical Systems Inc, Crown Crafts Inc., Integral Systems, Inc., White Electronic Designs Corp, Modern Systems, Inc. (formerly BluePhoenix Solutions Ltd.), Bitstream Inc., and InfoLogix, Inc..  Mr. Keating holds a B.A. in Art History from Rutgers University as well as an M.S. in Accounting and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania.  In addition, he holds "secret" level clearance from the U.S. government.

The Reporting Persons believe Mr. Keating’s substantial experience leading public technology companies in global operations, financial management, strategy and capital markets as well as his extensive public company director experience will make him a valuable addition to the Board.

CUSIP NO. 0000918581

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,646,269 Shares outstanding as of November 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

A.	Legion Partners I

(a)	As of the close of business on March 9, 2017, Legion Partners I beneficially owned 8,957,961 Shares.

Percentage: Approximately 10.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,957,961
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,957,961

(c)	Legion Partners I has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.	Legion Partners II

(a)	As of the close of business on March 9, 2017, Legion Partners II beneficially owned 741,656 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 741,656
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 741,656

(c)	Legion Partners II has not entered into any transactions in the Shares since the filing of the Schedule 13D.

C.	Legion Partners Special III

(a)	As of the close of business on March 9, 2017, Legion Partners Special III beneficially owned 2,535,195 Shares.

Percentage: Approximately 3.11%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,535,195
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,535,195

(c)	Legion Partners Special III has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 0000918581

D.	Legion Partners, LLC

(a)
As of the close of business on March 9, 2017, Legion Partners, LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special III, may be deemed the beneficial owner of the (i) 8,957,961 Shares owned by Legion Partners I, (ii) 741,656 Shares owned by Legion Partners II, and (iii) 2,535,195 Shares owned by Legion Partners Special III.

Percentage: Approximately 14.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,234,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,234,812

(c)	Legion Partners, LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D.

E.	Legion Partners Asset Management

(a)
As of the close of business on March 9, 2017, Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special III, may be deemed the beneficial owner of the (i) 8,957,961 Shares owned by Legion Partners I, (ii) 741,656 Shares owned by Legion Partners II, and (iii) 2,535,195 Shares owned by Legion Partners Special III.

Percentage: Approximately 14.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,234,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,234,812

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of the Schedule 13D.

F.	Legion Partners Holdings

(a)
As of the close of business on March 9, 2017, Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 8,957,961 Shares owned by Legion Partners I, (ii) 741,656 Shares owned by Legion Partners II, and (iii) 2,535,195 Shares owned by Legion Partners Special III.

Percentage: Approximately 14.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,234,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,234,812

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 0000918581

G.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 8,957,961 Shares owned by Legion Partners I, (ii) 741,656 Shares owned by Legion Partners II, and (iii) 2,535,195 Shares owned by Legion Partners Special III.

Percentage: Approximately 14.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,234,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,234,812

(c)	None of Messrs. Vizi, Kiper or White has not entered into any transactions in the Shares since the filing of the Schedule 13D.

H.	Messrs. Genovese and Keating

(a)	As of the close of business on March 9, 2017, Messrs. Genovese and Keating did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Neither Messrs. Genovese nor Keating has entered into any transactions in the Shares since the filing of the Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 9, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) Legion Partners I agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 0000918581

Pursuant to letter agreements, Legion Partners I has agreed to indemnify each of the Nominees against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Nominees has granted Messrs. Vizi and White powers of attorney in connection with the Solicitation. A copy of each of the powers of attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement.

99.2	Form of Indemnification Agreement.

99.3	Powers of Attorney.

CUSIP NO. 0000918581

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2017
LEGION PARTNERS, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. III

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS, LLC

By:	Legion Partners Holdings, LLC
Sole Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

LEGION PARTNERS HOLDINGS, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

CUSIP NO. 0000918581

/s/ Bradley S. Vizi
Bradley S. Vizi Individually and as attorney-in-fact for Richard A. Genovese and Melvin L. Keating

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White